Mountain West Business Solutions, Inc.
9844 W Powers Cir
Littleton CO, 80123

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Re:       Mountain West Business Solutions, Inc. (the Company)
Form SB-2 Registration Statement
File Number: 333-146811
            Accession Number: 0001079974-08-000186

Ladies and Gentlemen:

The "Company, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), hereby respectfully requests that the Securities and Exchange Commission ("Commission") consent to the withdrawal by the Company of its Post-Effective Amendment to its Registration Statement on Form S-1/A, which was filed with the Commission on February 12, 2008 (File No. 333-146811).

The Company requests this withdrawal because it has elected not to pursue the registration of the additional securities included in the Post-Effective Amendment to its Registration Statement on Form S-1/A at this time and there are no other relevant changes to the Registration Statement.  No securities were sold in connection with the Post-Effective Amendment to its Registration Statement.

If you have any additional questions, do not hesitate to contact our counsel, David Wagner (303)793-0304.

Thank you for your assistance in this matter.

Mountain West Business Solutions, Inc.

/s/Matthew Milonas
                           Matthew Milonas, President.